Exhibit 99.1

April 9, 2018

The Manager – Listing

BSE Limited

(BSE: 507685)

The Manager – Listing

National Stock Exchange of India Limited.

(NSE: WIPRO)

The Market Operations,

NYSE, New York

(NYSE: WIT)

Dear Sir/Madam,

Sub: Intimation

In the year 2008, the Company signed a multi-year Outsourcing Services Agreement with a Telecom Services Provider (Client) in India, which was subsequently renewed in the year 2013. On February 28, 2018, the Client filed a petition to initiate its Corporate Insolvency Resolution Process (CIRP) with the National Company Law Tribunal (NCLT).

The Company subsequently submitted its claim on March 28, 2018. Since then, the Company has been engaged with the Insolvency Resolution Professional (IRP) to discuss the potential outcome of the process. It is estimated that this development will have an impact on both revenue and profitability. The Company is likely to see an impact on profitability at the net income level in the range of 65-75 basis points of the consolidated revenues for the quarter ended March 31, 2018. The impact of this Client insolvency petition will reflect in the financial results of the Company for the quarter and year ended March 31, 2018.

Thanking you,

For WIPRO LIMITED

M Sanaulla Khan

Company Secretary

Wipro Limited	T : +91 (80) 2844 0011
Doddakannelli	F : +91 (80) 2844 0054
Sarjapur Road	E : info@wipro.com
Bengaluru 560 035	W : wipro.com
India	C : L32102KA1945PLC020800